Exhibit 99.1

RHYTHMONE PLC

2 February 2018

London, England – 2 February 2018 – RhythmOne plc (LSE AIM: RTHM, “Company” or “RhythmOne”), a digital advertising technology company that connects audiences with brands through content across devices, today announces that an application has been made to the London Stock Exchange for the admission of an additional 26,048,596 ordinary shares of £0.10 each in the Company to trading on AIM resulting from the expected completion of its previously announced offer to acquire all of the outstanding shares of YuMe, Inc. common stock pursuant to the terms of the definitive agreement dated 5 September 2017.

These shares will rank pari passu in all respects with the existing ordinary shares of the Company. Admission is expected to take place at 8.00 a.m. today.

Following the anticipated admission of the new ordinary shares, the total issued share capital of the Company will be 77,473,519 ordinary shares of £0.10 per share, each with one voting right. There are no Treasury shares in the Company.

The above figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, RhythmOne.

About Rhythmone

RhythmOne provides streamlined, transparent connections between advertisers and audiences through a combination of differentiated supply, innovative technology and data-driven insights. Founded in 2004 in the UK, the Company pioneered Internet video search and works with digital advertisers, publishers and content providers to offer fully integrated, cross-screen solutions that span desktop and mobile video, rich media, display, social and native advertising. Through its fully integrated programmatic platform, RhythmMax, the Company represents digital advertising inventory across owned, controlled and extended supply sources. The RhythmMax platform includes unique brand safety technology, RhythmGuard, which combines leading third-party verification and proprietary filtering technologies to ensure inventory quality in brand safe environments. RhythmOne’s end-to-end platform provides more direct, efficient and effective connections, driving ROI for advertisers and publishers. The Company is headquartered in San Francisco, United States with offices in the US, UK, Europe, APAC and Canada. For more information, please visit www.rhythmone.com.

Analyst and Investor Contact

Dan Slivjanovski

RhythmOne plc

Financial Media Contacts

Edward Bridges / Charles Palmer

FTI Consulting LLP

+44 20 3727 1000

Financial Adviser, Nomad and Broker for RhythmOne

Nick Westlake (Nomad)

Michael Wharton / Toby Adcock

Numis +44 20 7260 1000

Numis Securities Limited (“Numis”), which is authorised and regulated in the United Kingdom by the Financial Conduct Authority is acting for the Company and no one else as nominated advisor and UK broker and financial advisor only and will not afford the protections afforded to clients of Numis to any other person. To the fullest extent permitted by law Numis expressly disclaims any liability whatsoever arising out its role and/or of the contents of this announcement to any person other than the Company.

Additional Information and Where to Find It

This communication relates to a business combination transaction between RhythmOne and YuMe. This communication is for informational purposes only and is neither an offer to sell or exchange, nor a solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

RhythmOne has filed a registration statement on Form F-4 related to the transaction with the SEC and may file amendments thereto, including the amendment filed on 29 January 2018. RhythmOne and a wholly-owned subsidiary of RhythmOne filed on 5 January 2017 a tender offer statement on Schedule TO (including a prospectus/offer to exchange, a related letter of transmittal and other exchange offer documents) related to the transaction with the SEC and may file amendments thereto, including the amendment filed on 29 January 2018. YuMe has filed a solicitation/recommendation statement on Schedule 14D-9 with the SEC and may file amendments thereto. RhythmOne and YuMe may also file other documents with the SEC regarding the transaction. This communication is not a substitute for any registration statement, Schedule TO, Schedule 14D-9 or any other document which RhythmOne or YuMe has filed or may file with the SEC in connection with the transaction. Investors and security holders are urged to read the registration statement, the Schedule TO (including the prospectus/offer to exchange, related letter of transmittal and other exchange offer documents), the solicitation/recommendation statement on Schedule 14D-9 and the other relevant materials with respect to the transaction carefully and in their entirety before making any decision regarding exchanging their shares, because they contain important information about the transaction. The prospectus/offer to exchange, the related letter of transmittal and certain other exchange offer documents, as well as the solicitation/recommendation statement, will be made available to all holders of YuMe stock at no expense to them. The exchange offer materials and the solicitation/recommendation statement are available for free at the SEC’s website at www.sec.gov. Additional copies of the exchange offer materials and the solicitation/recommendation statement may be obtained for free from RhythmOne by contacting RhythmOne’s investor relations department at Edward Bridges, FTI Consulting, Inc., Tel: +44 (0)20 3727 1000, Email: rhythmone@fticonsulting.com. Additional copies of the solicitation/recommendation statement may be obtained for free by contacting YuMe’s investor relations department at ir@yume.com or +1-650-503-7192.

In addition to the SEC filings made in connection with the transaction, YuMe files annual, quarterly and current reports and other information with the SEC. You may read and copy any reports or other such filed information at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549, United States of America. Please call the SEC at +1 800 732 0330 for further information on the public reference room. YuMe’s filings with the SEC are also available to the public from commercial document-retrieval services and at http://www.sec.gov. In addition to the SEC filings made in connection with the transaction, RhythmOne makes available annual reports and other information free of charge on its website at www.RhythmOne.com. Such information can also be obtained from RhythmOne using the contact information above.